UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                          United Auto Group, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
         (Upon Conversion of Series A Convertible Preferred Stock,
             Series B Preferred Stock or Exercise of Warrants)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
---------------------------------------------------------------------------
                               (CUSIP Number)

                         Robert C. Schwenkel, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
---------------------------------------------------------------------------
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                            and Communications)

                               April 12, 1999
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Motor Cars Group I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 (See response to Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 (See response to Item 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 (See response to Item 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (See response to Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0% (See response to Item 5)

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    International Motor Cars Group II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00 (See response to Item 3)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 (See response to Item 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 (See response to Item 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (See response to Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0% (See response to Item 5)

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Penske Capital Partners, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 (See response to Item 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 (See response to Item 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (See response to Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0% (See response to Item 5)

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    James A. Hislop

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (See response to Item 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0 (See response to Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (See response to Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0% (See response to Item 5)

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Roger S. Penske

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (See response to Item 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0 (See response to Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (See response to Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0% (See response to Item 5)

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This Schedule 13D is filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons"), with the Securities and Exchange Commission on April 22, 1999 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). This Schedule 13D is filed in connection with the proposed acquisition by the Purchasers of (i) the shares of the Company's Series A Convertible Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), (ii) the shares of the Company's Series B Convertible Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock" and together with the Series A Preferred Stock, the "Preferred Stock"), and (iii) warrants (the "Warrants") to purchase shares of Voting Common Stock and shares of Non-Voting Common Stock, par value $0.0001 per share, of the Company (the "Non-Voting Common Stock" and together with the Voting Common Stock, the "Common Stock"). Such purchases are governed by, and subject to the terms and conditions of, the Securities Purchase Agreement, dated as of April 12, 1999, by and among the Company, IMCG I and IMCG II (the "Purchase Agreement"). The Purchase Agreement and the form of Warrants are attached hereto as Exhibit 1, 2 and 3 respectively and are incorporated in and made a part of this Schedule 13D in their entirety by this reference. The Company's principal executive offices are located at 375 Park Avenue, 22nd Floor, New York, New York 10022.

          The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 22, 1999, a copy of which is attached hereto as Exhibit 4.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a)-(f). The Managing Member of both IMCG I and IMCG II is PCP. The Managing Members of PCP are Roger S. Penske and James A. Hislop. The principal executive offices of IMCG I, IMCG II and PCP are located at 399 Park Avenue, New York, New York 10022. IMCG I, IMCG II and PCP are limited liability companies organized to acquire businesses and to make investments in debt or equity securities.

          The principal occupation of Roger S. Penske is Chairman and Chief Executive Officer of Penske Corporation. The principal occupation of James
A. Hislop is President and Chief Executive Officer of PCP. The business address of Roger S. Penske is 13400 Outer Drive, West Detroit, Michigan 48239-4001. The business address of James A. Hislop is 399 Park Avenue, New York, New York 10022.

          During the past five years, to the best knowledge of the persons named above, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the persons named in this Item 2 are citizens of the United States.

          The Purchasers intend to manage their investments in the Company in concert, and therefore may be deemed to constitute a "group" (a "Group") as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (together with such rules and regulations, the "Exchange Act").

          In addition, by reason of the Stockholders Agreement and the Voting Agreements (each as defined in Item 4), Trace International Holdings, Inc. ("Trace"), AIF II, L.P. ("AIF"), Aeneas Venture Corporation ("Aeneas", and together with Trace and AIF, the "Stockholder Parties"), and the Purchasers may be deemed to constitute a Group. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a Group exists, and the existence of any such Group is hereby expressly disclaimed. In addition, the Reporting Persons hereby expressly disclaim any beneficial ownership in any Voting Common Stock beneficially owned by any of the Stockholder Parties. The Reporting Persons have been advised that each of the Stockholder Parties separately files statements on Schedule 13D or Schedule 13G with respect to its beneficial ownership of the Company's securities.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          By reason of the execution and delivery of the Purchase Agreement and the transactions contemplated thereby, upon the Initial Closing or upon the satisfaction or waiver of certain conditions to the Initial Closing, the Purchasers may be deemed to have acquired beneficial ownership of shares of Voting Common Stock for purposes of Rule 13d-3(d) of the rules and regulations under the Exchange Act. Because the acquisition of such shares is subject to certain conditions contained in the Purchase Agreement the satisfaction or waiver of which are not within the control of the Reporting Persons, the Reporting Persons hereby expressly disclaim any beneficial ownership in any securities of the Company the Purchasers have agreed to acquire pursuant to the Purchase Agreement.

          IMCG I. The total amount of funds required by IMCG I to purchase the Series A Preferred Stock to be purchased by it at the Initial Closing is $26,160,687.92. The total amount of funds required by IMCG I to purchase the Series A Preferred Stock and Warrants to be purchased by it at the Second Closing (as defined in Item 4) is $38,557,152.74. IMCG I expects to obtain such funds from capital contributions by its members.

          IMCG II. The total amount of funds required by IMCG II to purchase the Series A Preferred Stock to be purchased by it at the Initial Closing is $7,390,139.41. The total amount of funds required by ICMG II to purchase the Series A Preferred Stock, the Series B Preferred Stock and the Warrants to be purchased by it at the Second Closing is $10,892,019.93. IMCG II expects to obtain such funds from capital contributions by its Members.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Pursuant to, and upon satisfaction or waiver of all of the conditions to the Initial Closing set forth in, the Purchase Agreement, including without limitation the termination or expiration of any required waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), at the Initial Closing the Purchasers will purchase an aggregate of 3,727.8697 shares of Series A Preferred Stock from the Company for cash in an aggregate amount equal to $33,550,827.33 (the consummation of such purchase, the "Initial Closing").

          Pursuant to, and upon satisfaction or waiver of the conditions to the Second Closing set forth in, the Purchase Agreement, including without limitation the approval by the stockholders of the Company of the issuance and sale of the Preferred Stock and the Warrants pursuant to the Purchase Agreement and the other transactions contemplated thereby in accordance with the rules of the New York Stock Exchange ("NYSE"), at the Second Closing the Purchasers will purchase an aggregate of 4,175.25496 shares of Series A Preferred Stock and 396.876 shares of Series B Preferred Stock, and Warrants to purchase 3,898,665 shares of Voting Common Stock and 1,101,335 shares of Non-Voting Common Stock, from the Company for cash in an amount equal to $49,449,172.67 (the consummation of such purchase, the "Second Closing").

          The purpose of the acquisition of the Preferred Stock and the Warrants by the Purchasers is to acquire a significant equity interest in the Company and to exercise control of the management and policies of the Company.

Voting Agreements
-----------------

          Pursuant to the rules of the NYSE, stockholder approval is required in connection with the transactions to be consummated at the Second Closing. The Purchasers have entered into agreements (the "Voting Agreements") with each of AIF, Aeneas and Trace requiring that, subject to the terms and conditions of such agreements, each of such parties vote its shares of Voting Common Stock in favor of the transactions contemplated by the Purchase Agreement. The Voting Agreements are attached as Exhibits 5, 6, and 7 hereto, and are incorporated in and made a part of this Schedule 13D in their entirety by this reference.

Stockholders Agreement
----------------------

          In connection with the transactions to be consummated at the Initial Closing, the Stockholder Parties and the Purchasers will enter into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement is attached as Exhibit 8 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Stockholders Agreement, from the Initial Closing to the Second Closing, the Stockholder Parties and the Purchasers will agree to use their reasonable best efforts to cause the Board of Directors of the Company to consist of seven persons, as follows: (i) Roger S. Penske, (ii) two individuals designated by the Purchasers, (iii) one individual designated by Trace, (iv) the Company's Chief Operating Officer, and (v) two independent directors. For the three year period following the Second Closing, the Stockholder Parties and the Purchasers will agree to use their reasonable best efforts to cause the Board of Directors to consist of nine members, as follows: (i) Roger S. Penske, (ii) four individuals designated by the Purchasers, (iii) one individual designated by Trace, and (iv) three independent directors. In addition, the Stockholder Parties and the Purchasers will agree to use their reasonable best efforts (i) from and after the Initial Closing, to cause at least half of the members of the Executive Committee of the Board of Directors to consist of directors that were designated by the Purchasers, and to cause at least one designee of the Purchasers to be appointed to each other committee of the Board of Directors, and (ii) from and after the Second Closing, to cause the Compensation Committee of the Board of Directors to consist of Roger S. Penske, an individual designated by the Purchasers and two independent directors.

          In the event that the Purchasers cease to hold in the aggregate beneficial ownership (as defined in Rule 13d-5 under the Exchange Act) of at least 20% in the Company (excluding unexercised Warrants), their right to designate individuals to be supported by the Stockholder Parties will be reduced according to a formula contained in the Stockholders Agreement, and in the event that the Purchasers or Trace cease to hold at least 10% of the beneficial ownership in the Company (in the case of the Purchasers, excluding unexercised Warrants), such party shall cease to be entitled to designate any individuals to be supported by the other parties to the Stockholders Agreement. In addition, the right of the Purchasers to designate any individuals to be supported by the other parties to the Stockholders Agreement will generally terminate if Roger S. Penske ceases to serve as Chairman of the Company or, during the two-year period following the Initial Closing, ceases to serve as Chief Executive Officer of the Company other than as a result of his death, disability or capture and detention.

          Pursuant to the Stockholders Agreement, the Purchasers have agreed to cause Roger S. Penske to serve as Chairman of the Company for a three-year period and as Chief Executive Officer of the Company for a two-year period, in each case from the Initial Closing, subject to his death, disability or capture and detention. In connection with serving as Chairman and Chief Executive Officer of the Company, Roger S. Penske will be granted an option to purchase 400,000 shares of Voting Common Stock which will vest in equal installments over three years and be exercisable at a price of $10 per share.

          The Stockholders Agreement contains certain restrictions on the acquisition of the Company's equity securities and certain other actions by the Stockholder Parties. At any time prior to the third anniversary of the Initial Closing, no Stockholder Party will be permitted, directly or indirectly, to: (a) except as described below, to acquire ownership of (i) any capital stock of the Company, or direct or indirect rights (including convertible securities) or options to acquire such capital stock or (ii) any of the assets or businesses of the Company, or direct or indirect rights or options to acquire such assets or businesses; (b) to offer, seek, or propose to enter into any transaction of merger, consolidation, sale of substantial assets or any other business combination involving the Company;
(c) to make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its affiliates; (d) to initiate or propose any stockholder proposals for submission to a vote of stockholders, whether by action at a stockholder meeting or by written consent, with respect to the Company, or except as provided in the Stockholders Agreement propose any person for election to the Board of Directors of the Company; (e) to disclose to any third party, or make any filing under the Exchange Act, including, without limitation, under Section 13(d) thereof, disclosing any intention, plan or arrangement inconsistent with the foregoing; (f) to form, join or in any way participate in a group to take any actions otherwise prohibited by the terms of the Stockholders Agreement; (g) to enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (h) to make any public announcement with respect to any of the foregoing. In addition, the Purchasers will be restricted from acquiring additional equity securities of the Company except as described below.

          Notwithstanding the foregoing, the Stockholders Agreement will not prohibit: (a) any transaction by a Stockholder Party or either Purchaser approved by either (i) a majority of the members of the Board of Directors who are neither designated by or affiliated with such Stockholder Party or Purchaser, or (ii) the holders of a majority of the voting stock of the Company excluding shares held by such Stockholder Party or Purchaser and its affiliates; (b) in the case of the Purchasers, the acquisition of securities pursuant to the terms of the Purchase Agreement; (c) in the case of the Purchasers, AIF and Aeneas, the acquisition of securities or of beneficial ownership of securities if, after giving effect to such acquisition, the beneficial ownership of such Stockholder Party or the Purchasers in the Company is less than or equal to 49%; (d) in the case of the Purchasers, a tender offer for all, but not less than all, of the outstanding Common Stock of the Company or a merger of an entity with or into the Company; (e) the granting by the Board of Directors of stock options to affiliates of the Stockholder Parties or the Purchasers; or (f) the exercise of stock options.

          Pursuant to the Stockholders Agreement, until the third anniversary of the Initial Closing, neither of the Purchasers nor Trace will be permitted to sell or otherwise transfer its equity securities of the Company except: (a) as part of a merger, consolidation or amalgamation of the Company or a tender offer for Common Stock which is open to all stockholders of the Company; (b) in the case of a Purchaser, a sale or other transfer of Common Stock in which Aeneas and AIF are permitted to participate; (c) to certain permitted transferees; (d) pursuant to a Brokers' Transaction (as such term is defined in Rule 144(g) under the Securities Act) or pursuant to an underwritten public offering of Common Stock; or (e) to a pledgee of securities pursuant to a pledge (or other security) agreement existing as of the date of this Agreement. In the event the Purchasers sell or otherwise transfer equity securities of the Company in accordance with clause (b) above, Aeneas and AIF will be entitled to participate in such sale or other transfer on a pro rata basis.

          Pursuant to the Stockholders Agreement, except for certain pro rata transfers, until the second anniversary of the Initial Closing, each of the Purchasers will not register or permit any sale or other transfer of the membership interests in such entity by Penske Corporation or Penske Capital Partners, L.L.C.

          Pursuant to the Stockholders Agreement, the Company will be obligated for three years following the Initial Closing to keep effective a registration statement relating to the sale by Trace of its shares of Common Stock. The cost to the Company of its reasonable out-of-pocket expenses incurred in connection therewith will be reimbursed by Trace.

Certificates of Designation
---------------------------

          Pursuant to the Purchase Agreement, the Company is required, prior to or concurrently with the Initial Closing, to cause the Certificate of Designation of the Series A Preferred Stock and Certificate of Designation of the Series B Preferred Stock (collectively, the "Certificates of Designation") to be filed with the Secretary of State of the State of Delaware. The Certificates of Designation of the Series A Preferred Stock and the Series B Preferred Stock are attached as Exhibits 9 and 10 hereto, respectively, and are incorporated in and made a part of this Schedule 13D in their entirety by this reference. Pursuant to the Certificate of Designation of the Series A Preferred Stock, the holders of the Series A Preferred Stock will have the right to vote on an as-converted basis together with the Voting Common Stock as a single class on all matters, including the election of directors, submitted to the Company's stockholders for a vote. The holders of the Series B Preferred Stock do not have any voting rights except as described below.

          Each share of Series B Preferred Stock may be converted at the option of the holder into one share of Series A Preferred Stock at any time unless as a result of the conversion, such holder would own, control or have the right to vote a greater number of shares than such holder is permitted to own, control or have the right to vote under any law, regulation, rule or other requirement (a "Regulatory Problem"). In addition, each share of Series A Preferred Stock may in certain cases be converted at the option of the holder into one share of Series B Preferred Stock to avoid a Regulatory Problem.

          The Series B Preferred Stock will be acquired by IMCG II at the Second Closing. Following the Second Closing the conversion of Series B Preferred Stock into Series A Preferred Stock by IMCG II could result in a Regulatory Problem; therefore, IMCG II does not currently anticipate effecting such a conversion

          As more fully discussed under Item 6, upon issuance, each share of Series A Preferred Stock will be convertible into 1,000 shares of Voting Common Stock, and each share of Series B Preferred Stock will be convertible into 1,000 shares of Non-Voting Common Stock subject to adjustment as provided in the Certificates of Designation.

          Pursuant to the Certificates of Designation, the affirmative vote of the holders of at least a majority of the outstanding shares of each of the Series A Preferred Stock and Series B Preferred Stock at a meeting of stockholders will be required (i) to authorize, increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of any class or classes or series within a class of the Company's capital stock ranking prior to (either as to dividends or upon voluntary or involuntary liquidation, dissolution or winding up), or pari passu with, the Series A Preferred Stock or Series B Preferred Stock, (other than as contemplated in the respective Certificates of Designation); (ii) to increase the authorized number of shares of, or issue (including on conversion or exchange of any convertible or exchangeable securities or by reclassification) any shares of, Series A Preferred Stock or Series B Preferred Stock, other than as required by the applicable Certificate of Designation; or (iii) to authorize, adopt or approve an amendment to the Certificate of Incorporation or the applicable Certificate of Designation which would increase or decrease the par value of the shares of Series A Preferred Stock or Series B Preferred Stock, or alter or change the powers, preferences or special rights of the Series A Preferred Stock or Series B Preferred Stock.

          Pursuant to the Certificate of Designation of the Series B Preferred Stock, the holders of Series B Preferred Stock will have the right to vote as a separate class on any merger or consolidation of the Company with or into another entity or entities, or any recapitalization or reorganization, pursuant to which the holders of the Series B Preferred Stock would receive or have their shares exchanged for Series A Preferred Stock or their shares would be treated differently from the Series A Preferred Stock, except that the holders of the Series B Preferred Stock may, without a separate class vote, receive or have their shares exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for the Series A Preferred Stock so long as (i) such non-voting securities are convertible into such voting securities on the same terms as the Series B Preferred Stock is convertible into the Series A Preferred Stock and (ii) all other consideration is equal on a per share basis.

          Pursuant to the Certificates of Designation, the holders of the Preferred Stock will be entitled to receive semi-annual dividends in the amount of 6.50% per annum of the liquidation preference of their shares, as determined in accordance with the Certificates of Designation. Until the second anniversary of the Second Closing, such dividends will be payable in kind, except that IMCG II's dividends will be paid in shares of Series B Preferred Stock. Accordingly, upon each payment of a dividend in Series A Preferred Stock, the beneficial ownership of Voting Common Stock will increase. Following such period, dividends will be payable in cash and to the extent not paid, will be cumulative.

Charter Amendment
-----------------

          Pursuant to the Purchase Agreement, the Company is required, prior to or concurrently with the Second Closing, to cause an amendment to the Company's Certificate of Incorporation to be filed with the Secretary of State of the State of Delaware (the "Charter Amendment"). The Charter Amendment is attached as Exhibit 11 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Charter Amendment, the number of authorized shares of Non-Voting Common Stock will be increased to an amount sufficient to satisfy the conversion of the Series B Preferred Stock and the exercise of Warrants to purchase Non-Voting Common Stock. The Charter Amendment will also provide holders of Non-Voting Common Stock with the right to vote separately as a class on certain specified transactions pursuant to which such holders would be required, in exchange for their shares of Non-Voting Common Stock, to accept (i) Voting Common Stock or (ii) non-voting securities with rights that are not economically equivalent to the rights of the Voting Common Stock.

          Pursuant to the Certificate of Incorporation each share of Non-Voting Common Stock may be converted, at the option of the holder, into one share of Voting Common Stock at anytime, unless as a result of the conversion, such conversion would result in a Regulatory Problem. In addition each share of Voting Common Stock may in certain cases be converted at the option of the holder into one share of Non-Voting Common Stock to avoid a Regulatory Problem. The Charter Amendment contains additional provisions permitting holders of Non-Voting Common Stock that are subject to the Bank Holding Company Act to convert Non-Voting Common Stock into Voting Common Stock where a Regulatory Problem would otherwise result, so long as such stockholder disposes of its Non-Voting Common Stock within 15 days following such conversion. The Series B Preferred Stock and Warrants to purchase Non-Voting Common Stock will be acquired by IMCG II at the Second Closing. Following the Second Closing, the conversion into Voting Common Stock of Non-Voting Common Stock received by IMCG II upon conversion of Series B Preferred Stock or the exercise of such Warrants by IMCG II could result in a Regulatory Problem; therefore, IMCG II does not currently anticipate effecting such a conversion.

Registration Rights Agreement
-----------------------------

          Pursuant to the Purchase Agreement, the Company and the Purchasers will enter into a Registration Rights Agreement at the Initial Closing. The Registration Rights Agreement is attached as Exhibit 12 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference. Pursuant to the Registration Rights Agreement, the Company will grant the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers on three separate occasions to effect a registration of shares of Voting Common Stock held by the Purchasers, and (ii) to require the Company to include shares of Voting Common Stock then held by the Purchasers (on a pro rata basis with other participating selling stockholders) in any other registration by the Company of shares of its Voting Common Stock under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The Company will pay certain expenses of the Purchasers in connection with such registrations as provided in the Registration Rights Agreement.

Certain Redemption Rights
-------------------------

          Pursuant to the Purchase Agreement, in the event that such agreement is terminated following the Initial Closing, the Purchasers will have the right to require that the Company repurchase the Series A Preferred Stock acquired by the Purchasers at the Initial Closing for an amount in cash equal to the sum of the purchase price paid for such Series A Preferred Stock plus any dividends thereon. If the Purchasers do not exercise such right, the Company has the right to require that the Purchaser sell such Series A Preferred Stock to the Company, provided that the Purchaser will not be required to sell any shares of Preferred Stock that are converted into shares of Voting Common Stock prior to such redemption.

          Pursuant to the Purchase Agreement, the Purchasers have the right to sell the securities acquired by them at the Initial Closing and Second Closing back to the Company in certain circumstances based on breaches of certain representations and warranties contained in the Purchase Agreement. The purchase price for such sale will be an amount in cash equal to the sum of the purchase price paid for the securities being sold plus any dividends thereon.

Other Plans and Proposals
-------------------------

          While the Purchasers do not have any current plans to sell any of the securities acquired pursuant to the Purchase Agreement or to purchase additional securities of the Company, the Purchasers may determine, based on market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Common Stock and other factors deemed relevant by them, to sell some or all of such acquired securities, subject to the restrictions contained in the Stockholders Agreement or to purchase additional securities of the Company.

          Except as otherwise described in this Schedule 13D, the Purchasers currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) The Purchasers do not currently beneficially own any shares of capital stock of the Company. Upon the Initial Closing or upon the satisfaction of certain conditions to the Initial Closing, each of the Purchasers may be deemed to be the beneficial owner of an aggregate of 3,727,869 shares of Voting Common Stock into which the 3,727.869 shares of Series A Preferred Stock to be purchased by them at the Initial Closing pursuant to the Purchase Agreement will be convertible. Such 3,727,869 shares of Voting Common Stock, if outstanding, would constitute approximately 14.9% of the 25,017,488 shares of Voting Common Stock deemed to be outstanding for this purpose, based upon the Company's representations and warranties in the Purchase Agreement that 21,289,619 shares of Voting Common Stock are currently outstanding and including the 3,727,869 shares of Voting Common Stock into which the Series A Preferred Stock to be acquired by the Purchasers at the Initial Closing will be convertible. Because the acquisition of such shares is subject to certain conditions contained in the Purchase Agreement the satisfaction or waiver of which are not within the control of the Reporting Persons, the Reporting Persons hereby expressly disclaim any beneficial ownership in any securities of the Company the Purchasers have agreed to acquire pursuant to the Purchase Agreement.

          In the future, upon the Second Closing or upon the satisfaction or waiver of certain conditions to the Second Closing, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,473,920 shares of Voting Common Stock into which the Series A Preferred Stock and the Warrants exercisable for Voting Common Stock to be purchased by the Purchasers at the Second Closing and the options to be granted to Roger S. Penske at the Second Closing are convertible or exercisable. Such shares of Voting Common Stock, together with the shares of Voting Common Stock issuable upon conversion of the Series A Preferred Stock to be acquired at the Initial Closing, will constitute approximately 36.4% of 34,491,408 shares of Voting Common Stock deemed to be outstanding for this purpose, based upon the Company's representations and warranties in the Purchase Agreement that 21,289,619 shares of Voting Common Stock are currently outstanding and including the shares of Voting Common Stock into which the Series A Preferred Stock and the Warrants exercisable for Voting Common Stock to be acquired by the Purchasers at the Initial Closing and the Second Closing and the options to purchase shares of Voting Common Stock to be granted to Roger S. Penske at the Second Closing will be convertible or exchangeable, but excluding for this purpose Voting Common Stock issuable upon conversion of Preferred Stock which may be paid to the Purchasers in the form of dividends. Because the acquisition of such shares is subject to certain conditions contained in the Purchase Agreement the satisfaction or waiver of which are not within the control of the Reporting Persons, the Reporting Persons hereby expressly disclaim any beneficial ownership in any securities of the Company the Purchasers have agreed to acquire pursuant to the Purchase Agreement.

          Because the conversion by IMCG II of Series B Preferred Stock into Series A Preferred Stock, or the conversion of shares of Non-Voting Common Stock issued to IMCG II upon conversion of Series B Preferred Stock or the exercise of Warrants into Voting Common Stock could result in a Regulatory Problem, IMCG II does not currently anticipate converting any such securities into Series A Preferred Stock or Voting Common Stock. In the event that IMCG II were to effect such a conversion, the Reporting Persons could be deemed to be the beneficial owners of an additional aggregate of 1,498,211 shares of Voting Common Stock. Such shares of Voting Common Stock, together with the shares of Voting Common Stock obtainable upon conversion of the Series A Preferred Stock and the Warrants exercisable for Voting Common Stock to be purchased by the Purchasers at the Initial Closing and the Second Closing and the option being granted to Roger S. Penske at the Second Closing, would constitute approximately 39.2% of 34,989,619 shares of Voting Common Stock deemed to be outstanding for this purpose, based upon the Company's representations and warranties in the Purchase Agreement that 21,289,619 shares of Voting Common Stock are currently outstanding and including the 13,700,000 shares of Voting Common Stock into which the Preferred Stock and Warrants to be acquired by the Purchasers at the Initial Closing and the Second Closing and the options to purchase shares of Voting Common Stock to be granted to Roger S. Penske at the Second Closing will be convertible or exercisable, but excluding for this purpose Voting Common Stock issuable upon conversion of Preferred Stock which may be paid to the Purchasers in the form of dividends.

          Pursuant to the Certificates of Designation, each share of Preferred Stock is convertible into the number of shares of Common Stock obtained by dividing the liquidation preference by the conversion price of such share of Preferred Stock. The liquidation preference of each share of Preferred Stock will initially be $9,000 and will increase to $10,000 at the Second Closing. The liquidation preference will also be adjusted over time to reflect accrued and unpaid dividends. The conversion price of each share of Preferred Stock will initially be $9.00 and will increase to $10.00 at the Second Closing. The conversion price will also be adjusted in accordance with certain antidilution provisions contained in the Certificates of Designation. The Warrants may be exercised at a price of $12.50 per share for the 30 months following the Second Closing, and for $15.50 for the 30 months thereafter. These exercise prices will be adjusted in accordance with certain antidilution provisions contained in the Warrants.

          (b) The Purchase Agreement provides that the Purchasers have the right to acquire the Preferred Stock and the Warrants, subject to the terms and conditions contained therein. See Items 4 and 6 of this Schedule 13D. Until the Purchasers acquire such securities, such securities will remain unissued by the Company.

          The Purchasers currently do not own any shares of Voting Common Stock, and therefore do not direct the voting or disposition of any shares of Voting Common Stock. Upon the issuance of the Series A Preferred Stock at the Initial Closing and assuming the conversion of the Series A Preferred Stock into Voting Common Stock, IMCG I will have the sole power to direct the vote and disposition of 2,906,743 shares of Voting Common Stock, and IMCG II will have the sole power to direct the vote and disposition of 821,126 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of this Schedule 13D.

          Following the Second Closing, and assuming the conversion of the Series A Preferred Stock into Voting Common Stock and the exercise of the Warrants exercisable for shares of Voting Common Stock, IMCG I will have the sole power to direct the vote and disposition of 10,370,449 shares of Voting Common Stock, IMCG II will have the sole power to direct the vote and disposition of 1,431,340 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of this Schedule 13D, and upon the exercise of the options to be granted to Roger S. Penske following the Second Closing, Roger S. Penske will have the sole power to direct the vote and disposition of 400,000 shares of Voting Common Stock. Because conversion by IMCG II of Series B Preferred Stock into Series A Preferred Stock, or the conversion of shares of Non-Voting Common Stock issuable upon conversion of Series B Preferred Stock or exercise of Warrants, into Voting Common Stock could result in a Regulatory Problem, IMCG II does not currently anticipate effecting any such conversion. In the event that IMCG II were to effect such a conversion, IMCG II would have the sole power to direct the vote and disposition of 2,929,251 shares of Voting Common Stock, subject to the restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of this Schedule 13D.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Voting Common Stock during the 60 days preceding the date of this Schedule 13D.

          Based upon its most recently amended Schedule 13D filed April 21, 1998, Trace has reported beneficial ownership of 4,016,110 shares of Voting Common Stock, constituting approximately 18.9% of the outstanding shares of Voting Common Stock. Based upon its Schedule 13G filed on February 14, 1997, Aeneas has reported beneficial ownership of 2,843,656 shares of Voting Common Stock, constituting approximately 13.4% of the outstanding shares of Voting Common Stock. Based upon its Schedule 13G filed February 13, 1997, AIF has reported beneficial ownership of 1,843,656 shares of Voting Common Stock, constituting approximately 8.7% of the outstanding shares of Voting Common Stock. The Reporting Persons hereby disclaim any beneficial ownership of the shares beneficially owned by any of the Stockholder Parties.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock, the Warrants, or any shares of Common Stock issuable upon conversion or exercise thereof.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          The responses set forth in Item 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

          The Purchase Agreement contains customary representations, warranties, covenants, agreements and conditions for transactions of the type contemplated thereby.

          In addition to the termination or expiration of any required waiting period pursuant to the HSR Act described in Item 4, the consummation of the Initial Closing and the Second Closing are each subject to the satisfaction or waiver of certain customary conditions to closing, including the approval of certain manufacturers doing business with the Company and, in the case of the Second Closing, the approval of the Company's lenders. In addition, the Second Closing is subject to the approval of the stockholders of the Company as described in Item 4, and the obligations of the Company to consummate the Initial Closing and the Second Closing are conditioned, among other things, upon Roger S. Penske serving as Chairman and Chief Executive Officer of the Company.

          Pursuant to the Purchase Agreement, until the earlier of the termination of the Purchase Agreement or the Second Closing, neither the Company nor any of its subsidiaries may solicit, propose or facilitate (including by way of providing information regarding the Company or any of its subsidiaries or their respective businesses to any person), directly or indirectly, any inquiries, discussions, offers or proposals for, continue or enter into negotiations looking toward, or enter into or consummate any commitment or understanding in connection with any offer or proposal regarding, any purchase or other acquisition of all or any material portion of the Company and its subsidiaries taken as a whole, the business or assets of the Company and its subsidiaries taken as a whole, or a material portion of the capital stock of or equity interests in (whether newly issued or currently outstanding) the Company or any of its subsidiaries (other than with respect to inquires or discussions (but not offers, proposals, negotiations, or the entering into of commitments or understandings) relating to proposed acquisitions by the Company of businesses for which the Company would use its capital stock as consideration, but only following the prior consent of the Purchasers), or any merger, business combination or recapitalization involving the Company or any of its material subsidiaries or their respective businesses. However, in the event the Company receives a Takeover Proposal (as defined below), the Company may review and act upon such Takeover Proposal solely as it relates to such transaction and only in the event that the Board of Directors determines in good faith, after consultation with and based upon the advice of its financial and outside legal advisors, that failing to review and act upon such Takeover Proposal would constitute a breach of the Company's directors' fiduciary duties under applicable Law (a "Company Fiduciary Out"). A "Takeover Proposal" means an unsolicited inquiry, offer or proposal relating to the acquisition of all of the capital stock and other equity interests in the Company, or all or substantially all of the assets of the Company and its subsidiaries or the merger of the Company with or into a third party.

          The Purchase Agreement may be terminated at any time (a) by mutual written consent of the Company and the Purchasers at any time prior to the Second Closing; (b) by either the Purchasers or the Company if the Second Closing is not consummated by December 31, 1999 (except that such right to terminate the Purchase Agreement shall not be available to any party whose failure to fulfill any obligation under the Purchase Agreement was the cause of or resulted in the failure of the Second Closing to occur on or before such date); (c) by either the Purchasers or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues a nonappealable final order, decree or ruling or takes any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Purchase Agreement; (d) by the Purchasers or the Company (i) if any representation or warranty of a party set forth in the Purchase Agreement is untrue in any material respect when made to the extent that the non-breaching party did not have actual knowledge of the breach as of the date of the Purchase Agreement, or (ii) upon a breach in any material respect of any covenant or agreement on the part of the other set forth in the Purchase Agreement, in each case which would constitute a failure of a condition to Closing, and subject to certain cure provisions;
(e) (i) by the Company in the event of the exercise by the Company of a Company Fiduciary Out, but only if the Board of Directors has accepted a Takeover Proposal (following valid exercise of a Company Fiduciary Out) prior to the approval by the stockholders of the transactions contemplated by the Purchase Agreement or (ii) by the Purchasers (x) following the thirtieth day following the exercise by the Company of a Company Fiduciary Out if the Company has not ceased all communications with the applicable third party or third parties regarding a Takeover Proposal, or (y) following the acceptance by the Company of a Takeover Proposal; (f) by either the Purchasers or the Company in the event that the stockholders of the Company fail to approve the transactions contemplated by the Purchase Agreement, or by the Purchasers if the Company's Board of Directors fails to recommend such approval, or withdraws, modifies or changes such recommendation in a manner adverse to the Purchasers, or recommends to the stockholders of the Company an alternative transaction, or if the Board of Directors of the Company resolves to do any of the foregoing; or (g) by the Company on the 90th day following the date of written notice from the Antitrust Division of the Department of Justice or the Federal Trade Commission that such entity will seek to enjoin the transactions contemplated by the Purchase Agreement absent an agreement to divest certain assets of either the Purchasers or the Company, unless the Purchasers or the Company has agreed to divest assets in accordance with such notice.

          Upon consummation of the Initial Closing, the Company will pay to the Purchasers their expenses not to exceed $750,000. Upon termination of the Purchase Agreement, the Company may be obligated to pay to the Purchasers their expenses not to exceed $750,000 and/or an aggregate termination fee of $4,000,000, depending on the circumstances under which the Purchase Agreement was terminated.

          In connection with the transactions contemplated by the Purchase Agreement, the Company entered into a Non-Competition and Standstill Agreement with Marshall S. Cogan, the current Chairman and Chief Executive Officer of the Company and an affiliate of Trace. This agreement is attached as Exhibit 13 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          Other than as set forth in this Item 6 and Items 3, 4, and 5 above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, and none of the securities as to which this Schedule 13D relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

    Exhibit 1   --   Purchase Agreement, dated as of April 12, 1999, by and
                     among United Auto Group, Inc., International Motor
                     Cars Group I, L.L.C. and International Motor Cars
                     Group II, L.L.C.

    Exhibit 2   --   Form of Warrant to purchase shares of Voting Common
                     Stock of United Auto Group, Inc.

    Exhibit 3   --   Form of Warrant to purchase shares of Non-Voting Common
                     Stock of United Auto Group, Inc.

    Exhibit 4   --   Joint Filing Agreement

    Exhibit 5   --   Form of Stockholder and Voting Agreements to be
                     entered into among International Motor Cars Group I,
                     L.L.C., International Motor Cars Group II, L.L.C. and
                     AIF II, L.P.

    Exhibit 6   --   Form of Stockholder and Voting Agreements to be
                     entered into among International Motor Cars Group I,
                     L.L.C., International Motor Cars Group II, L.L.C. and
                     Aeneas Venture Corporation

    Exhibit 7   --   Form of Stockholder and Voting Agreements to be
                     entered into among International Motor Cars Group I,
                     L.L.C., International Motor Cars Group II, L.L.C. and
                     Trace International Holdings, Inc.

    Exhibit 8   --   Form of Stockholders Agreement by and among AIF II,
                     L.P., Aeneas Venture Corporation, Trace International
                     Holdings, Inc., United Auto Group, Inc., International
                     Motor Cars Group I, L.L.C. and International Motor
                     Cars Group II, L.L.C.

    Exhibit 9   --   Certificate of Designations of the Series A
                     Convertible Preferred Stock of United Auto Group, Inc.

    Exhibit 10  --   Certificate of Designations of the Series B
                     Convertible Preferred Stock of United Auto Group, Inc.

    Exhibit 11  --   Proposed text of amendment to the Certificate of
                     Incorporation of United Auto Group, Inc.

    Exhibit 12  --   Form of Registration Rights Agreement, by and among
                     United Auto Group, Inc., International Motor Cars
                     Group I, L.L.C. and International Motor Cars Group II,
                     L.L.C.

    Exhibit 13  --   Non-Competition and Standstill Agreement, dated as of
                     April 12, 1999, between United Auto Group, Inc. and
                     Marshall S. Cogan

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999


                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             -------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999


                              INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             -------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999


                              PENSKE CAPITAL PARTNERS, L.L.C.



                                    By:  /s/ James A. Hislop
                                         -----------------------------
                                         James A. Hislop
                                         President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999






                                    /s/ James A. Hislop
                                    ----------------------------------
                                    James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999






                                    /s/ Roger S. Penske
                                    ----------------------------------
                                    Roger S. Penske

                               EXHIBIT INDEX
                               -------------

    Exhibit 1   --   Purchase Agreement, dated as of April 12, 1999, by and
                     among United Auto Group, Inc., International Motor
                     Cars Group I, L.L.C. and International Motor Cars
                     Group II, L.L.C.

    Exhibit 2   --   Form of Warrant to purchase shares of Voting Common
                     Stock of United Auto Group, Inc.

    Exhibit 3   --   Form of Warrant to purchase shares of Non-Voting Common
                     Stock of United Auto Group, Inc.

    Exhibit 4   --   Joint Filing Agreement

    Exhibit 5   --   Form of Stockholder and Voting Agreements to be
                     entered into among International Motor Cars Group I,
                     L.L.C., International Motor Cars Group II, L.L.C. and
                     AIF II, L.P.

    Exhibit 6   --   Form of Stockholder and Voting Agreements to be
                     entered into among International Motor Cars Group I,
                     L.L.C., International Motor Cars Group II, L.L.C. and
                     Aeneas Venture Corporation

    Exhibit 7   --   Form of Stockholder and Voting Agreements to be
                     entered into among International Motor Cars Group I,
                     L.L.C., International Motor Cars Group II, L.L.C. and
                     Trace International Holdings, Inc.

    Exhibit 8   --   Form of Stockholders Agreement by and among AIF II,
                     L.P., Aeneas Venture Corporation, Trace International
                     Holdings, Inc., United Auto Group, Inc., International
                     Motor Cars Group I, L.L.C. and International Motor
                     Cars Group II, L.L.C.

    Exhibit 9   --   Certificate of Designations of the Series A
                     Convertible Preferred Stock of United Auto Group, Inc.

    Exhibit 10  --   Certificate of Designations of the Series B
                     Convertible Preferred Stock of United Auto Group, Inc.

    Exhibit 11  --   Proposed text of amendment to the Certificate of
                     Incorporation of United Auto Group, Inc.

    Exhibit 12  --   Form of Registration Rights Agreement, by and among
                     United Auto Group, Inc., International Motor Cars
                     Group I, L.L.C. and International Motor Cars Group II,
                     L.L.C.

    Exhibit 13  --   Non-Competition and Standstill Agreement, dated as of
                     April 12, 1999, between United Auto Group, Inc. and
                     Marshall S. Cogan